United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: McDonald’s Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of McDonald’s Corporation

RE: The case for voting YES on Shareholder Proposal 7 on the 2023 Proxy Ballot (“Advisory Vote on Annual Report on ‘Communist China’”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 7 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote YES on Proposal 7 on the 2023 proxy ballot of McDonald’s Corporation (“McDonald’s” or the “Company”). The Resolved clause states:

Shareholders request that, beginning in 2023, McDonald’s Corporation report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company’s reliance on activities conducted within, and under control of, the Communist Chinese government.

This report is necessary because:

1)Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2)The potential damage from McDonald’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

3)Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

China poses a unique challenge gives its size, strength, and track record of constricting the freedom of its people and abusing their human rights.

Against this backdrop, it’s unrealistic and irresponsible for McDonald’s to contend that doing business with China is comparable to other business risks disclosed in existing reports and filings – especially given the company’s dependence on China for revenue and supply.

To summarize the many challenges posed by China:

-China is the second-largest country in the world by nominal GDP,1 and the largest country in the world by GDP in purchasing power parity (PPP).2

-The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.”3

1 “GDP: All countries and economies,” The World Bank, accessed April 30, 2023. See https://data.worldbank.org/indicator/NY.GDP.MKTP.CD?most_recent_value_desc=true&view=map.

2 “Country comparisons – real GDP,” Central Intelligence Agency: The World Factbook, accessed April 30, 2023. See https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison.

3 Jinping, Xi. “Full text of Xi Jinping’s report at 19th CPC National Congress,” China Daily, November 4, 2017. See http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm.

What makes China’s size and emerging strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

Human trafficking and oppression of ethnic minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting:

There was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.4 5

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP “engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”6

Escalating military threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world; 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”7

China has recently demonstrated its intention to project power by repeatedly conducting military operations around Taiwan8 and sending large numbers of fighter jets into Taiwan’s Air Defense

4 “Trafficking in Persons Report: July 2022,” United States Department of State, July 2022. See https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf.

5 “Against their will: the situation in Xinjiang,” U.S. Department of Labor, accessed April 30, 2023. See https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang.

6 “China cyber threat overview and advisories,” Cybersecurity & Infrastructure Security Agency, accessed April 30, 2023. See https://www.cisa.gov/uscert/china.

7 “Military and security developments involving the People’s Republic of China: 2022,” U.S. Department of Defense, October 26, 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF.

8 Varandani, Suman. “Taiwan intercepts 9 PLA military aircraft, 4 naval ships as tensions mount with China,” International Business Times, January 1, 2023. See https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368.

Zone.9 In regards to Taiwan, China’s ruler Xi Jinping has previously said, “The historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”10

China is embarking on efforts to fully modernize its military by 2027, which according to the U.S. Department of Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”11

In addition to the above issues, China presents other challenges, such as:

-	The CCP’s crackdown on freedoms in Hong Kong.[12]
-

The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.[13]

-	The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.[14]
-	Inhumane lockdowns of entire cities due to the CCP’s regressive Zero COVID policy.[15]
-	The CCP’s abusive trade practices[16] meant to dominate key U.S. industries.[17]

9 Cheung, Jozuka, & Yeung, Jessie. “China carries out military exercises near Taiwan and Japan, sending 47 aircraft across Taiwan Strait in ‘strike drill,’” CNN, December 26, 2022. See https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html.

10 “China’s Xi vows ‘reunification’ with Taiwan, but holds off threatening force,” CNBC, October 8, 2021. See https://www.cnbc.com/2021/10/09/china-president-xi-jinping-on-reunification-with-taiwan.html.

11 “Military and security developments involving the People’s Republic of China: 2022,” U.S. Department of Defense, October 26, 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF.

12 Maizland, Lindsay. “Hong Kong’s freedoms: what China promised and how it’s cracking down,” Council on Foreign Relations, May 19, 2022. See https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown.

13 Krolik, Aaron and Mozur, Paul. “A surveillance net blankets China’s cities, giving police vast powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html.

14 Zhou, Quijia. “Building the (fire) wall: internet censorship in the United States and China,” Harvard International Review, December 28, 2020. See https://hir.harvard.edu/building-the-fire-wall/.

15 Deng, Shawn and Gan, Nectar. “Chinese cities rush to lockdown in show of loyalty to Xi’s ‘zero-Covid’ strategy,” CNN, September 5, 2022. See https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html.

16 Blackburn, etc. “Letter to secretaries Blinken and Yellen regarding China trips,” United States Senate, January 31, 2023. See https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf.

17 “Commerce finds dumping and countervailable subsidization of imports of steel racks from China,” International Trade Administration, July 18, 2019. See https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf.

-The CCP’s wrongful detainment of U.S. citizens.18

-The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.19

It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger McDonald’s to be cut off from both revenue and supply from China.

Shareholders deserve a report focused specifically on the nature and extent to which corporate operations depend on and are vulnerable to China.

Existing reports and filings are not transparent or specific enough to address these concerns.

The potential damage from McDonald’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

While McDonald’s generically discusses business risks in its mandatory regulatory filings, the risks specific to China should be addressed in more detail. The magnitude of its risk in China is not comparable to the general business risks disclosed by McDonald’s, many of which are indistinguishable from the disclosures made by other public companies. China risk reaches across many parts of McDonald’s business, including:

Revenue risk

-China is McDonald’s second-largest market, behind only the United States.20

-McDonald’s has 5,183 stores in China, representing 12.8% of their total locations,21 with plans to open an additional 900 stores and 1,000 McDonald’s-owned McCafé concept locations throughout 2023;22 from March 31, 2022 to March 31, 2023, McDonald’s opened 550 stores in China.23

18 Kine, Phelim. “Families push Biden for release of jailed Americans in China,” Politico, June 19, 2022. See https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706.

19 Belmonte, Adriana. “How China flooded the U.S. with lethal fentanyl, fueling the opioid crisis,” Yahoo Finance, February 15, 2022. See https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html.

20 “McDonald’s Corporation 8-F,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.mcdonalds.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

21 Ibid.

22 Kong, Yuhui. “McDonald’s eyes lower-tier Chinese cities with 900 stores set to open,” Dao Insights, February 1, 2023, See https://daoinsights.com/news/mcdonalds-eyes-lower-tier-chinese-cities-with-900-stores-set-to-open/.

23 “McDonald’s Corporation 8-F,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.mcdonalds.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

-China represents one-third of McDonald’s developmental license arrangements, under which licensees provide capital for the entire business. This segment accounts for over 10 percent of McDonald’s total revenue.24

-Russia’s invasion of Ukraine in early 2022 provides recent evidence of how damaging a regional conflict can be. The loss of human life and the need for humanitarian assistance are, of course, the foremost concerns. However, these events also provide recent evidence of how quickly a regional conflict can shut off revenue in the affected region. This led to McDonald’s shutting down 855 locations in Russia, where it derived 9 percent of its annual revenue, 25 resulting in costs of $127 million26 and net charges of $1.3 billion.27

-McDonald’s reliance on China, Japan, and the rest of Asia Pacific represents a material percentage of total revenue and restaurants, as the Company has 25 percent of its total locations in that region.28 McDonald’s vulnerability to disruption from China’s stated goal of “reunification” with Taiwan requires immediate and transparent analysis.

-The effects of regional conflict stemming from China’s hostility toward Taiwan would likely have ripple effects on the global economy, further endangering McDonald’s business.

-According to a Federal Reserve report on the effects of war in Ukraine, “The increased geopolitical risks induced by the Russian invasion of Ukraine will weigh adversely on global economic conditions throughout 2022. Such effects are estimated in our model to reduce GDP and boost inflation significantly, exacerbating the policy trade-offs facing central banks around the world.”29

-It’s likely that an invasion of Taiwan would cause even more damage to the global economy, especially given the world’s reliance on semiconductors from Taiwan.30

Operational risk

McDonald’s has invested a considerable amount into its Chinese infrastructure. Thus, potential disruptions due to political, economic, regulatory, or health issues could negatively impact McDonald’s investments in the region.

24 Ibid.

25 Ibid.

26 Valinsky, Jordan and Wiener-Bronner, Danielle. “McDonald’s new brand name in Russia could be ‘Fun and Tasty,’” CNN Business, May 27, 2022. See https://www.cnn.com/2022/05/27/business-food/mcdonalds-russia-fun-and-tasty/index.html.

27 Moon, Brad. “140 companies that have pulled out of Russia,” Kiplinger’s, March 7, 2022. See https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia.

28 “McDonald’s Corporation 8-F,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.mcdonalds.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

29 Caldara, et. al. “The effect of the war in Ukraine on global activity and inflation,” Board of Governors of the Federal Reserve System, May 27, 2022. See https://www.federalreserve.gov/econres/notes/feds-notes/the-effect-of-the-war-in-ukraine-on-global-activity-and-inflation-20220527.html.

30 Nee Lee, Yen. “2 charts show how much the world depends on Taiwan for semiconductors,” CNBC, March 15, 2021. See https://www.cnbc.com/2021/03/16/2-charts-show-how-much-the-world-depends-on-taiwan-for-semiconductors.html.

-McDonald’s sold 80 percent of its Chinese and Hong Kong businesses to CITIC Group and the Carlyle Group in 2017 for over $2 billion.31 CITIC is a Chinese state-owned conglomerate that, with over 52 percent ownership in the McDonald’s China business, can exclusively control the decisions of the business’s operations. Perhaps this has influenced the Carlyle Group to seek buyers for its equity ownership.32

-

McDonald’s heavily relies on China for growth opportunities, with locations increasing in China by 11.9 percent relative to growth of 0.4 percent for the rest of the Company.[33] McDonald’s CEO, Chris Kempczinski, stated that “long-term, our outlook on China remains very bullish. We’re going to continue to build restaurants at an aggressive pace.”[34]

-	After increasing its store count by 700 throughout 2022, the Chinese business units has plans on expanding its store count by 900 in 2023.[35]

-The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance Group,36 HNA Group,37 CEFC China Energy,38 and others.

31 Mullen, Jethro. “McDonald’s gives up control of its China business in $2 billion deal,” CNN Business, January 9, 2017. See https://money.cnn.com/2017/01/09/investing/mcdonalds-china-business-citic-carlyle/index.html.

32 Gaur, Yana and Wu, Kane. “Carlyle eyes fresh backers for McDonald’s China arm, Bloomberg reports,” Reuters, April 21, 2023. See https://www.reuters.com/business/retail-consumer/carlyle-eyes-fresh-backers-mcdonalds-china-arm-bloomberg-news-2023-04-21/.

33 “McDonald’s Corporation 8-F,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.mcdonalds.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

34 Cao, Dong and Chan, Cathy. “McDonald’s China lines up $2 billion in bank loans,” Bloomberg, November 3, 2022. See https://www.bloomberg.com/news/articles/2022-11-04/mcdonald-s-china-is-said-to-line-up-2-billion-in-bank-loans#xj4y7vzkg.

35 Strumpf, Dan. “From McDonald’s to Ralph Lauren, U.S. companies are planning China expansions,” The Wall Street Journal, February 27, 2026. See https://www.wsj.com/articles/from-mcdonalds-to-ralph-lauren-u-s-companies-are-planning-china-expansions-c1a33969.

36 Miller, Matthew and Engen, Tham. “China seizes control of Anbang Insurance as chairman prosecuted,” Reuters, February 22, 2018. See https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076.

37 “China plans to take over HNA Group and sell its airline assets as coronavirus hits business,” CNBC, February 19, 2020. See https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html.

38 Chang, Alfred and Lau, Dominic. “CEFC China Energy seized by Shanghai Government, SCMP reports,” Bloomberg, March 2, 2018. See https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg.

-The Chinese government also has a history of intimidating companies and manipulating them, as in the cases of the Apple,39 Marriott,40 Ant Group,41 Alibaba,42 and others. With significant operations in China, McDonald’s could also face similar intimidation from the Chinese government.

-A geopolitical situation comparable to the Russian and Ukrainian war could put pressure on McDonalds’s to cease operations in the region, as happened in Russia.43

Reputational and legal risk

McDonald’s has an estimated brand value of nearly $197 billion, one of its most valuable and important assets.44 There is a clear correlation between brand value and firm valuation. Reputational risks can damage a brand’s value, and thus the valuation of a firm.

Reputational risks from doing business with China are relevant to shareholders, especially since the CCP’s actions frequently conflict with the Company’s stated values and policies.

Privacy

-McDonald’s has stated that they seek to respect customer privacy and data by “taking appropriate measures designed to keep your personal information secure.”45

-This statement conflicts with the reality that McDonald’s derives a significant portion of its revenue from a country that runs a massive surveillance program on over one billion citizens.46

-The CCP tracks its citizens using facial recognition47 and monitoring of social media posts.48 They punish citizens using a “social credit” system that can cast out citizens from

39 “Apple is censoring its App Store for China,” Tech Transparency Project, December 23, 2020. See https://www.techtransparencyproject.org/articles/apple-censoring-its-app-store-china.

40 “Marriott’s broken China,” The Wall Street Journal, November 19, 2021. See https://www.wsj.com/articles/marriotts-broken-china-hotel-prague-uighurs-11637364746.

41 Wei, Lingling. “China blocked Jack Ma’s Ant IPO after investigation revealed likely beneficiaries,” The Wall Street Journal, February 16m 2021. See https://www.wsj.com/articles/china-blocked-jack-mas-ant-ipo-after-an-investigation-revealed-who-stood-to-gain-11613491292.

42 “China’s communist government employing intimidating tactics against big businesses, Alibaba founder Jack Ma staying in Japan: report,” OpIndia, December 1, 2022. See https://www.opindia.com/2022/12/alibaba-founder-jack-ma-shifts-to-japan-due-to-intimidating-tactics-of-ccp/.

43 Moon, Brad. “140 companies that have pulled out of Russia,” Kiplinger’s, March 7, 2022. See https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia.

44 “McDonald’s global brand value from 2006 to 2022,” Statista, accessed April 30, 2023. See https://www.statista.com/statistics/326059/mcdonalds-brand-value/.

45 “McDonald’s Global Customer Privacy Statement Overview,” McDonald’s, accessed April 30, 2023. See https://www.mcdonalds.com/us/en-us/privacy-overview.html.

46 Ka, You. “Inside China’s surveillance state, built on high tech and a billion spies,” World Crunch, November 1, 2022. See https://worldcrunch.com/culture-society/china-surveillance-cameras.

47 Ma, Alexandra. “China is building a vast surveillance network – here are 10 ways it could be feeding its creepy ‘social credit system,’” Insider, April 29, 2018. See https://www.businessinsider.com/how-china-is-watching-its-citizens-in-a-modern-surveillance-state-2018-4?op=1.

48 Krolik, Aaron and Mozur, Paul. “A surveillance net blankets China’s cities, giving police vast powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html.

access to jobs, housing, and travel with no due process.49 They monitor movements and suppress dissent using QR codes.50

-While McDonald’s can’t be blamed for the CCP’s surveillance of consumer devices, it can be held accountable for whether its technology is empowering customers or the CCP.

Human rights and free expression

McDonald’s website states, “we… have a responsibility to respect human rights within (our) sphere of influence… We take seriously our responsibility to respect human rights throughout our value chain.”51

This statement conflicts with McDonald’s behaviors in a number of ways:

-McDonald’s committed “systematic and serious violations of workers’ fundamental rights protected under international labor standards and McDonald’s own Supplier Code of Conduct to freely associate and bargain collectively at Taylor Farms.”52 McDonald’s was a large buyer of Taylor Farms produce and promptly cut ties after Arche Advisors, a corporate social responsibility firm, completed an audit of the firm. The International Labor Rights Forum said that “McDonald’s action was destructive.”53 After this event, McDonald’s awarded Taylor Farms with its “Self-Managed Excellence” award for its “food safety, quality, and sustainability efforts;” Done likely to remedy McDonald’s damaged reputation from their actions in that relationship.54

-McDonald’s has been accused of, and charged for, several sexual harassment and discrimination claims, with millions of dollars paid in settlements.55 The behavior has become so systematic in the organization, that the Equalities and Human Rights Commission has started a monitoring action plan with McDonald’s in an attempt to tackle McDonald’s “inadequate handling of sexual harassment complaints.”56

A company’s brand is a function of customer trust. When a company operates in direct violation of its stated values and policies, that trust can be broken and brand value damaged, in turn lowering the company’s market capitalization. Shareholders must have the ability to determine how McDonald’s is specifically addressing the reputational and legal risks related to doing business with China.

49 Kobie, Nicole. “The complicated truth about China’s social credit system,” Wired, July 6, 2018. See https://www.wired.co.uk/article/china-social-credit-system-explained.

50 Gan, Nectar. “China’s bank run victims planned to protest. Then their Covid health codes turned red,” CNN, June 15, 2022. See https://www.cnn.com/2022/06/15/china/china-zhengzhou-bank-fraud-health-code-protest-intl-hnk/index.html.

51 “Human Rights,” McDonald’s, accessed April 30, 2023. See https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/jobs-inclusion-and-empowerment/human-rights.html.

52 “Golden Veneer: How McDonald’s empty CSR promises failed workers at Taylor Farms,” International Labor Rights Forum, June 2015. See https://laborrights.org/sites/default/files/publications/Golden%20Veneer_FINAL.pdf.

53 Ibid.

54 Vanderhorst, Daniel. “Taylor Farms honored by McDonald’s,” The Packer, September 28, 2017. See https://www.thepacker.com/news/foodservice/taylor-farms-honored-mcdonalds.

55 Thomas, Gillian. “McDonald’s is serving up sexual harassment,” ACLU, January 14, 2019. See https://www.aclu.org/news/womens-rights/mcdonalds-serving-sexual-harassment.

56 Bernard, Dominic. “McDonald’s under supervision from human rights watchdog,” HR Magazine, February 8, 2023. See https://www.hrmagazine.co.uk/content/news/mcdonalds-under-supervision-from-human-rights-watchdog/.

Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

As discussed in their proxy statement, McDonald’s is “guided by” the United Nations Guiding Principles on Business and Human Rights. That document states:

Because the risk of gross human rights abuses is heightened in conflict-affected areas, States should help ensure that business enterprises operating in those contexts are not involved with such abuses. In order to identify, prevent, mitigate, and account for how they address their adverse human rights impacts, business enterprises should carry out human rights due diligence.

Assessing actual and potential human rights impacts, integrating and acting upon findings, tracking responses, and communicating how impacts are addressed… In order to account for how they address their human rights impacts, business enterprises should be prepared to communicate this externally, particularly when concerns are raised by or on behalf of affected stakeholders.57

We agree with the aforementioned statements and would argue that McDonald’s does not currently adhere to them.

-McDonald’s does not provide a comprehensive breakout of their operations in China, with information provided only detailing the number of stores open and several generic risk disclosures for the country.58 McDonald’s fails to detail critical information, such as their Chinese supply chain, revenue, and infrastructure.

-SEC-mandated disclosures of material risk do not address the Company’s initiatives to mitigate those risks. According to SEC’s Division of Enforcement, “It is critical that public companies accurately disclose material business risks and timely disclose and account for loss contingencies that can materially affect their bottom line.”59

McDonald’s 2023 first quarter 8-F states that “(financial) results reflected strong operating performance across the (International Developmental Licensed Markets & Corporate) segment, led by Brazil and China.”60 China is a clear driver of McDonald’s business performance, making its reliance on China a critical risk, as there are a number of factors that could harm the company.

57 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.

58 “McDonald’s Corporation 8-F,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.mcdonalds.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

59 “Mylan to pay $30 million for disclosure and accounting failure relating to EpiPen,” U.S. Securities and Exchange Commission, April 19, 2019. See https://www.sec.gov/news/press-release/2019-194.

60 “McDonald’s Corporation 8-F,” United States Securities and Exchange Commission, April 25, 2023. See https://corporate.mcdonalds.com/corpmcd/investors/financial-information.html#accordion-c3f9e31fc6-item-c90fade14a.

The United Nations calls on companies to “provide information that is sufficient to evaluate the adequacy of an enterprise’s response to the particular human rights impact involved.” If McDonald’s is being “guided” by this principle and is already discussing significant risk exposures using “robust risk management program”, then a report on the topics discussed should be easy to deliver and provide investors with meaningful insights.61

Conclusion

Doing business in and with China poses unique risks for McDonald’s, especially in light of the company’s reliance on China for revenue and future growth. While the Company insists that existing disclosures and voluntary reports account for these risks, that is not the case. These disclosures and reports are vague and do not address risks specific to doing business with China. The information is scattered among various reports, and meaningful information about McDonald’s assessment and response to China-related risks is missing, leaving shareholders in the dark as to the extent and nature of this risk.

As the United Nations Guiding Principles on Business and Human Rights states, “Showing involves communication, providing a measure of transparency and accountability to individuals or groups who may be impacted and to other relevant stakeholders, including investors.”62 We believe this is a reasonable standard for McDonald’s to follow.

And, having carefully considered these risks, we urge you to vote FOR Shareholder Proposal 7 on McDonald’s 2023 Proxy, requesting a report on the nature and extent to which corporate operations are dependent on, and vulnerable to, Communist China.

61 “McDonald’s, Inc 2023 Proxy Statement,” McDonald’s, Inc., April 14, 2023. See https://www.sec.gov/Archives/edgar/data/63908/000155837023005957/mcd-20230525xdef14a_c.pdf.

62 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.

Photo credits:

Page 2 – Xi Jinping, UN Geneva/Creative Commons

Page 4 – COVID testing in China/QuantFoto, Creative Commons

Page 5 – McDonald’s in Shanghai, luisgosalbez/Creative Commons

Page 7 – Chris Kempczinski, Economic Club of Chicago/YouTube

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For questions regarding McDonald’s Corporation – Proposal 7 – “Advisory Vote on Annual Report on ‘Communist China’,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.